Filed Pursuant to Rule 433 Registration No. 333-140997

Pricing Term Sheet March 14, 2007

FREEPORT-MCMORAN COPPER & GOLD INC.

Pricing Term Sheet -- 2017 Fixed Rate Notes

Issuer:	Freeport-McMoRan Copper & Gold, Inc.
Security description:	Senior Notes
Distribution:	SEC Registered
Face Amount:	$3,500,000,000
Gross proceeds:	$3,500,000,000
Net proceeds to Issuer (before expenses):	$3,430,000,000
Coupon:	8.375%
Maturity:	April 1, 2017
Offering Price:	100% of face amount
Yield to maturity:	8.375%
Spread to Benchmark Treasury:	+386 bps
Benchmark Treasury:	UST 4.625% due 2/15/2017
Ratings:	B2/B+
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2007
Equity Clawback:	Up to 35% at 108.375%
Until:	April 1, 2010
Optional redemption:
	Make-whole call @ T+50 bps prior to April 1, 2012 then:
	On or after:	Price:
	April 1, 2012	104.188%
	April 1, 2013	102.792%
	April 1, 2014	101.396%
	April 1, 2015 and thereafter	100.000%
Change of control:	Putable at 101% of principal plus accrued interest
CUSIP:	35671DAS4
ISIN:	US358671DAS45
Minimum Denominations/Integral Multiples:	2,000 x 1,000
Trade date:	March 14, 2007

Settlement date:	T+3; March 19, 2007
Bookrunners:	JPMorgan
Merrill Lynch & Co.
Co-Managers:	HSBC
Scotia
UBS Investors Bank
ANZ Securities, Inc.
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
Daiwa Securities SMBC Europe Limited
Greenwich Capital Markets, Inc.
HVB Capital Markets, Inc.
ING Financial Markets LLC
Mitsubishi UFJ Securities International plc
Mizuho Securities USA, Inc.
Natexis Bleichroeder Inc.
RBC Capital Markets Corporation
SG Americas Securities, LLC
Standard Chartered Bank
WestLB Securities Inc.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities, Inc. toll-free at 1-800-245-8812.